Luis Carrillo *
Wade D. Huettel
Luke C. Zouvas
Kevin A. Polis
Mark L. Maniscalco
Alexandra M. Falowski
Angela M. Fontanini
Devon K. Roepcke
* Also admitted in NY & NJ

DMH INTERNATIONAL, INC.

January 21, 2011

Susann Reilly

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

DMH International, Inc.

Registration Statement on Form S-1

File No. 333-169887

Submitted on October 12, 2010

Dear Ms. Reilly:

DMH International, Inc. (the “Company”), a Nevada corporation, has received and reviewed your letter of January 19, 2011, pertaining to the Company’s Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on October 12, 2010.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated January 19, 2011.

Form S-1/A filed on December 27, 2010

Financial Statements

Note 3 Acquisition of Dale Mas, Inc., page F-8

1.

We note your response to prior comment four of our letter dated December 16, 2010. However, we note from your current disclosures that the acquisition of Dale Mas, Inc. (Dale Mas) involved entities under common control, which you continue to disclose that was accounted for as a recapitalization transactions wherein DMH International, Inc (DMH) is considered the acquirer  for accounting and financial reporting purposes. To the extent that this transaction qualified to be accounted for as a reorganization of entities under common control, please revise to disclose the nature of the common control interests in these two entities and characterize the acquisition consistently throughout your filing as a reorganization of entities under common control. We refer to ASC 805-50-45

RESPONSE: We have revised the Filing throughout accordingly.

2.

We note your response to prior comment five of our letter dated December 6, 2010 and reissue this comment in part. We understand that the nature of the ‘cash received from acquisition’ was in fact proceeds from the issuance of a notice payable to Big Bear Holdings. Please confirm our understanding, and if true, reclassify this cash in-flow to be a financing activity rather than an investing activity in your statements of cash flows on pages F-4 and F-13.

RESPONSE: We have revised the Filing accordingly.

_________________________________________________________________________

3033 Fifth Avenue, Suite 400  |  San Diego, CA 92103

TEL: 619.546.6100  |  FAX: 619.546.6060  |  www.chzllp.com

In connection with the Company’s responding to the comments set forth in the January 19, 2011 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

/s/ Jon-Marc Garcia

Jon-Marc Garcia

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